NEWS RELEASE

Media Contacts:   Christopher Ljungkull
                  Legal Research Center
                  (800) 776-9377 or crl@lrci.com

                  Daryn Teague
                  Teague Communications
                  (661) 297-5292 or teaguecomm@aol.com


Legal Research Center

Reports Earnings for Second Quarter

      -- Company Sees Increased Success in E-Training Business,
      Renewed Growth in Core Business --

Minneapolis - August 5, 2002 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the second quarter ended June 30, 2002.

      For the quarter, LRC reported revenues of $571,286, compared to $1,568,652 for the second quarter of 2001. The company reported a loss for the quarter of ($72,945) or ($.03) per share, compared to earnings of $129,841, or $.05 per share, for the same period a year ago.

      For the first six months this year, LRC has posted revenues of $1,033,168, as compared to $3,202,523 for the first six months of 2001. Net loss for the first six months was ($217,725), or ($.09) per share, as compared to net income of $285,069, or $0.11 per share, for the same period a year ago.

      "As we reported to our shareholders this spring, in the last 90 days we continued to be negatively impacted by an extraordinary decline in demand for our core legal research and writing services in the aftermath of the events of September 11, 2001 and the subsequent economic downturn," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC. "However, the second quarter was an improvement over the first quarter and we're optimistic that we have now turned the corner of this extremely challenging time in LRC's history."

                                     (more)

      Ljungkull also announced a change on LRC's board of directors. Arun Dube, longtime board member and former Chairman of the Board at LRC, retired from his post in order to spend more time pursuing other business interests. Dube has been replaced by Charles F. Thell, chief financial officer of Key Investment, Inc., which provides management services to various businesses, principally in the publishing and information technology area. Mr. Thell is a former partner in the Minneapolis-based accounting firm of McGladrey & Pullen, L.P. In addition to his position at Key, Mr. Thell is chief financial officer of MSP Communications and Law & Politics Media, Inc., and is president and chief financial officer of ComputerUser.com Inc.

      "I am very encouraged by the sales growth in all of our service areas in June and now into the third quarter," said James Seidl, LRC's president. "It is especially significant that we realized continued strong growth in the sales of our Web-based compliance training program. This emerging niche offers extraordinary upside potential for our company and we expect to close a number of significant e-training business opportunities over the course of the next 90 days."

      According to Seidl, LRC has also recently restructured its sales team. Barry Dop has been promoted to senior vice president of sales and has brought a more disciplined approach to the company's sales management function, allowing LRC to reduce its sales costs and better target its business development efforts. Last week, the company announced a substantial new agreement with FMC Technologies in which LRC was designated as the preferred provider of outsourced legal research, knowledge management and compliance training services.

      Legal Research Center (www.lrci.com) has been helping corporate law departments and their outside counsel reduce their research costs and efficiently manage their legal knowledge for nearly 25 years. LRC's primary services are outsourced legal research, knowledge management, and compliance e-training. LRC's research attorneys are honors graduates who have practiced law for at least two years, and many for over twenty-five, in major law firms and corporate law departments throughout the United States. The corporate vision of LRC is to remain the nation's premier provider of outsourced legal research, knowledge management, and compliance e-training services, culturally committed to operational excellence, customer intimacy and product/service innovation.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.

                 (Consolidated statement of operations follows)


LEGAL RESEARCH CENTER, INC.

Condensed statements of operations
      (unaudited)

                                                      Three Months                Six Months
                                                     Ended June 30,             Ended June 30,
                                              -------------------------   -------------------------
                                                  2002          2001          2002          2001
                                              -------------------------   -------------------------

Revenue                                       $   571,286    $1,568,652   $ 1,033,168    $3,202,523
Income (loss) from operations                 $  (148,050)   $  180,091   $  (394,585)   $  421,645
Net income (loss)                             $   (72,945)   $  129,841   $  (217,725)   $  285,069
Net income (loss) per common share:
                                     Basic    $     (0.03)   $     0.05   $     (0.09)   $     0.11
                                   Diluted    $     (0.03)   $     0.05   $     (0.09)   $     0.10

Weighted average common shares ourstanding:

                                     Basic      2,333,051     2,546,688     2,379,722     2,555,623
                                   Diluted      2,333,051     2,743,914     2,379,722     2,756,446

Condensed balance sheets
      (unaudited)

                                                              June 30,
                                                                2002
                                                             ----------

Current assets                                               $1,717,102
Furniture and equipment, net                                     72,330
Other assets                                                  1,314,782
                                                             ----------
  Total assets                                               $3,104,214
                                                             ==========

Current liabilities                                          $  133,880
Long-term liabilities                                            74,084
Stockholders' equity                                          2,896,250
                                                             ----------
  Total liabilities and stockholders' equity                 $3,104,214
                                                             ==========